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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53367

RECEIVED MAR 13 2002 PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/19/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bull & Bear Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8659 Nathans Cove Court
(No. and Street)

Jacksonville (City) FL (State) 32256 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew B. Bishop (904) 363-3600 ext. 1
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bumbalough, Jennifer Lee
(Name — *if individual, state last, first, middle name*)

434 W. Jefferson St. Ste. 217 (Address) Tallahassee (City) FL (State) 32301 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (2-89)

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OATH OR AFFIRMATION

I, Jennifer L. Bumbalough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bull & Bear Brokerage Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A



Signature

Jennifer L. Bumbalough is personally known to me.

Sole Proprietor

Title

Notary Public


CHRISTINE A. VAUSE
MY COMMISSION # CC 754765
EXPIRES: October 26, 2002
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JENNIFER L. BUMBALOUGH, C.P.A.
CERTIFIED PUBLIC ACCOUNTANT
434 W JEFFERSON STR #217
TALLAHASSEE, FLORIDA 32301
TEL: (850) 425-1715

Independent Auditor's Report

I have audited the accompanying balance sheet of Bull & Bear Brokerage Services, Inc. as of December 31, 2001, and the related statements of income, retained earnings, and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects the financial position of Bull & Bear Brokerage Services, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



February 9, 2002

Bull & Bear Brokerage Services, Inc.
Balance Sheet
As of December 31, 2001

	Dec 31, 01
ASSETS	
Current Assets	
Checking/Savings	
Bank of America Checking	12,494.80
Web CRD	500.00
Total Checking/Savings	12,994.80
Total Current Assets	12,994.80
Other Assets	
Organizational Expense	
Accumulated Amortization	-43.37
Cost	156.12
Total Organizational Expense	112.75
Total Other Assets	112.75
TOTAL ASSETS	**13,107.55**
LIABILITIES & EQUITY	
Equity	
APIC	24,931.12
Capital Stock	100.00
Net Income	-11,923.57
Total Equity	13,107.55
TOTAL LIABILITIES & EQUITY	**13,107.55**

Bull & Bear Brokerage Services, Inc.
Profit & Loss
January through December 2001

	Jan - Dec 01
Ordinary Income/Expense	
Expense	
Amortization Expense	43.37
Bank Service Charges	80.74
Insurance	
Liability Insurance	315.00
Total Insurance	315.00
Licenses and Permits	3,772.00
Professional Fees	
Consulting	6,850.00
Total Professional Fees	6,850.00
Telephone	862.46
Total Expense	11,923.57
Net Ordinary Income	-11,923.57
Net Income	-11,923.57

Bull & Bear Brokerage Services, Inc.
Statement of Cash Flows
January through December 2001

	Jan - Dec 01
OPERATING ACTIVITIES	
Net Income	-11,923.57
Net cash provided by Operating Activities	-11,923.57
INVESTING ACTIVITIES	
Organizational Expense:Accumulated Amortization	43.37
Organizational Expense:Cost	-156.12
Net cash provided by Investing Activities	-112.75
FINANCING ACTIVITIES	
APIC	24,931.12
Capital Stock	100.00
Net cash provided by Financing Activities	25,031.12
Net cash increase for period	12,994.80
Cash at end of period	**12,994.80**

BULL & BEAR BROKERAGE SERVICES, INC.
STATEMENT OF RETAINED EARNINGS
DECEMBER 31, 2001

Beginning Balance	$0.00
Issuance of Common Stock	25,031.12
Net Income from Operations	(11,923.57)
Ending Balance	$13,107.55

BULL & BEAR BROKERAGE SERVICES, INC.

NET CAPITAL COMPUTATION
DECEMBER 31, 2001

TOTAL EQUITY	$	13,107.55
LESS NON-ALLOWABLE ASSETS		(612.75)
TENATIVE NET CAPITAL	$	12,494.80
LESS HAIRCUTS		0.00
NET CAPITAL	$	12,494.80
LESS MINIMUM REQUIRED NET CAPITAL		5,000.00
EXCESS NET CAPITAL	$	7,494.80
A.I./N.C. RATIO = 0		

SUBMITTED PURSUANT TO NASD RULE 1013(a)(2)(B)

JENNIFER L. BUMBALOUGH, C.P.A.
CERTIFIED PUBLIC ACCOUNTANT
434 W JEFFERSON STR #217
TALLAHASSEE, FLORIDA 32301
TEL: (850) 425-1715

Material Inadequacies Report

During my audit of the balance sheet of Bull & Bear Brokerage Services, Inc. as of December 31, 2001, and the related statements of income, retained earnings, and cash flows for the period then ended, I detected no material inadequacies. As this was the first year of operations for the Company, there were no material inadequacies existing since a previous audit.



February 9, 2002